UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Nuveen New York AMT-Free Quality Municipal Income Fund

(Name of Issuer)

Common Shares

(Title of Class of Securities)

670656107

(CUSIP Number)

Daniel L. Lippincott, President and Chief Investment Officer
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail

Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
BakerHostetler
45 Rockfeller Plaza
New York, New York 10111
(212) 589-4233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

__________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670656107	13D	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON Karpus Management Inc. d/b/a Karpus Investment Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 19,565,003.276 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 19,910,003.276 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,910,003.276 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.82%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 670656107	13D	Page 3 of 5 Pages

 EXPLANATORY NOTE

This Amendment No. 8 (“Amendment”) amends and supplements the statement on Schedule 13D filed by Karpus Management, Inc., d/b/a Karpus Investment Management (“Karpus”), on November 7, 2023, as amended by Amendment No. 1 filed on December 26, 2023, by Amendment No. 2 filed on January 8, 2024, by Amendment No. 3 filed on March 1, 2024, by Amendment No. 4 filed April 22, 2024, by Amendment No. 5 filed on May 31, 2024, by Amendment No. 6 filed on June 3 2024, and by Amendment No. 7 filed on June 3, 2024 (collectively, the “Original Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”), relating to the shares of Common Stock of Nuveen New York AMT-Free Quality Municipal Income Fund ("Shares"), a Massachusetts corporation (the “Issuer”). Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to read as follows:

Karpus an independent registered investment advisor, has accumulated 19,910,003.276 Shares on behalf of accounts managed by Karpus (the “Accounts”) under limited powers of attorney. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 19,910,003.276 Shares beneficially owned by Karpus is approximately $213,453,569.80, excluding brokerage commissions. The Shares purchased by Karpus with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a)-(c) and (e) are hereby amended to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 87,235,304 Shares outstanding, which is the total number of Shares outstanding as of May 3, 2024 on Form N-CSR filed by the Issuer for the for the reporting period ended February 29, 2024.

(a)	As of the close of business on October 2, 2024, Karpus beneficially owned an aggregate of 19,910,003.276 Shares held in the Accounts, which represents approximately 22.82% of the 87,235,304 Shares outstanding, which is the total number of Shares outstanding as of May 3, 2024 on Form N-CSR filed by the Issuer for the reporting period ended February 29, 2024.

(b)	1. Sole power to vote or direct vote: 19,565,003.276
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 19,910,003.276
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus through the Accounts during the past sixty days are set forth in Schedule B and incorporated herein by reference.
(e)	In connection with the Annual Meeting of Stockholders of the Issuer held on August 15, 2024, the Joint Filing and Solicitation Agreement terminated, and accordingly Karpus Investment Management Profit Sharing Plan Fund B – Conservative Bond Fund, Steven C. Weitz, Taylor Gettinger and Matt Small are no longer Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Issuer.

Item 6 is hereby amended to add the following:

In connection with the Annual Meeting of Stockholders of the Issuer held on August 15, 2024, the Joint Filing and Solicitation Agreement terminated, and accordingly Karpus Investment Management Profit Sharing Plan Fund B – Conservative Bond Fund, Steven C. Weitz, Taylor Gettinger and Matt Small are no longer Reporting Persons.

CUSIP No. 670656107	13D	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    October 4, 2024

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott
Name: Daniel L. Lippincott
Title: President and Chief Investment Officer

CUSIP No. 670656107	13D	Page 5 of 5 Pages

SCHEDULE B

Transactions in the Shares in the past sixty days.

Nature of the Transaction	Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(2,850)	$11.06	8/5/2024
Sale of Common Stock	(611)	$11.10	8/6/2024
Sale of Common Stock	(475)	$11.16	8/7/2024
Purchase of Common Stock	5,600	$11.11	8/8/2024
Purchase of Common Stock	7,200	$11.12	8/9/2024
Sale of Common Stock	(45)	$11.07	8/12/2024
Sale of Common Stock	(7,100)	$11.15	8/13/2024
Sale of Common Stock	(7,733)	$11.18	8/14/2024
Sale of Common Stock	(300)	$11.08	8/19/2024
Sale of Common Stock	(50)	$11.11	8/20/2024
Sale of Common Stock	(2,600)	$11.15	8/21/2024
Purchase of Common Stock	8,751	$11.11	8/22/2024
Sale of Common Stock	(40,597)	$11.14	8/23/2024
Sale of Common Stock	(12,015)	$11.15	8/26/2024
Sale of Common Stock	(7,249)	$11.09	8/27/2024
Sale of Common Stock	(1,669)	$11.09	8/28/2024
Sale of Common Stock	(20,205)	$11.09	8/29/2024
Sale of Common Stock	(55,240)	$11.10	8/30/2024
Sale of Common Stock	(67,301)	$11.11	9/3/2024
Sale of Common Stock	(13,800)	$11.09	9/5/2024
Sale of Common Stock	(305)	$11.09	9/6/2024
Purchase of Common Stock	9,410	$11.13	9/9/2024
Sale of Common Stock	(35,499)	$11.14	9/10/2024
Purchase of Common Stock	63,161	$11.22	9/11/2024
Sale of Common Stock	(564,967)	$11.81	9/12/2024
Sale of Common Stock	(174,027)	$11.74	9/13/2024
Sale of Common Stock	(74,973)	$11.80	9/16/2024
Sale of Common Stock	(206,358)	$11.81	9/17/2024
Sale of Common Stock	(371,803)	$11.82	9/18/2024
Sale of Common Stock	(636,298)	$11.85	9/19/2024
Sale of Common Stock	(361,483)	$11.86	9/20/2024
Sale of Common Stock	(17,851)	$11.85	9/23/2024
Sale of Common Stock	(202,675)	$11.79	9/24/2024
Sale of Common Stock	(304,412)	$11.68	9/25/2024
Sale of Common Stock	(139,739)	$11.91	9/26/2024
Sale of Common Stock	(475,648)	$11.75	9/27/2024
Sale of Common Stock	(502,348)	$11.88	9/30/2024
Sale of Common Stock	(104,818)	$11.27	10/1/2024
Sale of Common Stock	(30,709)	$11.25	10/2/2024